EXHIBIT 99.1

Brookfield Business Partners Announces Closing Date of Corporate Simplification

BROOKFIELD, NEWS, March 16, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (“BBU”) and Brookfield Business Corporation (“BBUC”) announced today that they have received all required approvals to complete the previously announced corporate simplification to convert into one publicly traded Canadian corporation.

“Today represents an important milestone in the continued growth and evolution of our business as we near the completion of simplifying our corporate structure,” said Anuj Ranjan, CEO of Brookfield Business Partners. “We expect the benefits of converting into a single listed corporate entity – including greater index inclusion and improved trading liquidity will help broaden our global investor base and support our continued focus on creating long-term value for our shareholders.”

The court-approved plan of arrangement is expected to become effective prior to markets open on March 27, 2026. On closing, all BBU limited partnership units, BBUC Class A exchangeable shares and redemption-exchange units held by Brookfield will be exchanged for newly issued Class A shares of the new Canadian corporation on a one-for-one basis. The new corporation will assume the name Brookfield Business Corporation.

Following completion of the reorganization, the newly issued Class A shares of Brookfield Business Corporation are expected to commence trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BBUC” on March 31, 2026.

About Brookfield Business Partners
Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors currently have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX; BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email:marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email:alan.fleming@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the anticipated closing date of the reorganization transaction; and the commencement of trading of the newly issued Class A shares on the New York Stock Exchange and the Toronto Stock Exchange, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. Although Brookfield Business Partners believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on the forward-looking statements and information contained in this news release. Factors that could cause actual results of Brookfield Business Partners to differ materially from those contemplated or implied by the statements in this news release include risks and factors described in the documents filed by BBU and BBUC with securities regulators in Canada and the United States including under “Risk Factors” in BBU’s and BBUC’s most recent Annual Reports on Form 20-F and the joint management information circular of BBU and BBUC filed in connection with the reorganization transaction and other risks and factors that are described therein. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.